

DIVISION OF
MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



02017772

NO ACT
P.E 1-9-2002
8-32874

February 20, 2002

Mr. Craig M. Black
Executive Vice President
Managing Director
BNY Clearing Services LLC
111 East Kilbourn Avenue
Milwaukee, WI 53202

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	3/7/02

Re: Application to Establish an Omnibus Account

Dear Mr. Black:

We have received your letter dated January 9, 2002, in which you request on behalf of BNY Clearing Services LLC ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about February 2, 2002, the Applicant began clearing the customer accounts of Fintegra, LLC which formerly cleared its customer accounts through Southwest Securities ("Delivering Firm"). Each account became established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions were transferred from the Delivering Firm to the Applicant, and the omnibus account gradually is being reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,



Thomas K. McGowan
Assistant Director

cc: Ms. Sharon Moi, NYSE

TKM/mbs

Manly

BNY CLEARING SERVICES LLC
A BANK OF NEW YORK COMPANY

January 9, 2002

Mr. Thomas K. McGowan
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 5th Street N. W.
Washington, DC 20549

Dear Mr. McGowan:

BNY Clearing Services LLC (BNYCS) and Fintegra, LLC (FINT) have entered into an agreement with Southwest Securities (SWST) regarding the transfer of SWST customer and firm accounts from SWST to BNYCS.

These accounts are to be delivered to BNYCS through an omnibus account as of the close of business February 2, 2002. This omnibus account will be established as follows:

1. BNYCS' books and records will reflect customer monies and positions previously held at SWST.

2. All customer positions not yet transferred to BNYCS from SWST will be "located" in the omnibus account on BNYCS' books and records.

3. BNYCS will assume all responsibility to clear all transactions in the customer accounts being transferred.

4. SWST will provide BNYCS with a written assurance that for the purposes of Rule 15C3-3 it will treat the omnibus as a customer account and the customer securities in this account will be maintained as fully paid securities.

5. SWST will promptly deliver all securities in the omnibus account to BNYCS.

Based on these circumstances, BNYCS is requesting that your office allow us to consider the omnibus account with SWST to be a good control location for compliance with SEC Rule 15C3-3 for thirty (30) business days, starting with the close of business February 2, 2002.

BNY Clearing Services LLC
111 East Kilbourn Avenue ♦ Milwaukee, WI 53202 ♦ (414) 225-4100
Member New York Stock Exchange and other principal exchanges

Upon review of this request if you have any questions, please contact me at (414) 225-4370.

Sincerely,



Craig M. Black
Executive Vice President
Managing Director

cc: Sharon Moi - NYSE